Mail Stop 3561

September 14, 2006

Via Fax & U.S. Mail
Mr. Ross Tannenbaum, Chief Executive Officer
Dreams, Inc.
2 South University Drive
Plantation, Florida 33324

> **Re:** **Dreams, Inc.**
> **Form 10-KSB/A for the fiscal year ended March 31, 2006**
> **Filed July 13, 2006**
> **Form 10-Q for the fiscal quarter ended June 30, 2006**
> **Filed August 14, 2006**
> **File No. 000-30310**

Dear Mr. Tannenbaum:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB/A for the fiscal year ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 10
General

1.   Please expand your MD&A to identify and discuss key performance indicators
        that management uses to manage the business and that would be material to
        investors; provide information about the quality of and potential variability of, the
        Company's earnings and cash flows, so that investors can ascertain the likelihood
        that past performance is indicative of future performance. For example, we note
        in your filing the Unitas settlement and subsequent cash that was restricted as well
        as the losses incurred and subsequent insurance proceeds related to damage from
        hurricane Wilma. Discuss the effects these had on your results of operations and
        will have on future periods. Please consider the MD&A guidance in SEC Release
        Nos. 33-8350, 34-48960, and FR-72 as well as Regulation S-B, Item 303(b).

2.   Please consider adding disclosure concerning any material commitments for
        capital expenditures and the expected sources of funds for such expenditures as
        required by Regulation S-B, Item 303(b). We note that you lease substantially all
        of your facilities. The operating lease payments of such facilities should be
        included in your liquidity discussion as well any long-term debt on your balance
        sheet. Please refer to SEC Release Nos. 33-8350, 34-48960, and FR-72 as well as
        Regulation S-B, Item 303(b). As you are no longer reporting as a small business
        issuer, you will also need to consider the requirements of FR-67 including the
        contractual obligations table in future annual reports.

Results of Operations, page 15
Fiscal 2006 Compared to Fiscal 2005, page 15
Costs and Expenses, page 16

3.   We note that you have discussed your costs of sales "back[ing] out" certain one
        time expenses such as an impairment charge and a reduction in inter-company
        sales. Please note that excluding such items from your cost of sales represents a
        non-GAAP measure. In this regard, it appears you should delete the non-GAAP
        measure under the guidance in Item 10(h)(ii)(B) of Regulation S-B. In the
        alternative, you should solely disclose the impact that these items had on cost of
        sales without disclosing an amount or percentage of cost of sales excluding these
        items.

Consolidated Statements of Cash Flows, page 24

4.   We see from the explanatory note that your 10-KSB was amended to correct a "miss entry" in the statement of cash flows. It appears as though the change from your original 10-KSB as filed was to correct the change in accrued liabilities of $422 in fiscal 2006. Please tell us how you arrived at this number given that the change in accrued liabilities from 2005 to 2006 per the balance sheet is $225.

Notes to Consolidated Financial Statements, page 25
Note 4. Inventories, page 32

5.   From disclosures in this footnote and MD&A, we note that the company recognized a material impairment charge to inventory in fiscal 2006. Please expand the note disclosure to discuss the timing and methodology used in deriving the impairment charge related to the specific product inventories. Your disclosure should address the specific events or reasons on why management believed the charge was properly recognized in fiscal 2006 and how market value was determined in recording the appropriate amount of impairment.

Note 17: Business Segment Information, page 46

6.   As your product sales encompass a broad range of different product classes with sports memorabilia, custom artwork, reproductions and acrylic display cases being among the product groups, at a minimum, you should provide the amount of revenues by each of these dissimilar types of products in accordance with the guidance in paragraph 37 of SFAS No. 131. However, you should consider whether further breakdowns in product revenues are necessary under the requirements in this accounting standard. Please revise accordingly.

7.   We note that your segments reportable performance measure is "operating earnings." It appears that the $3.6 million of hurricane insurance settlement that is not classified within operating earnings, but reflected as other income, in the consolidated statement of operations has been included within a segment(s) operating earnings. It would appear that this item should be presented as a separate adjustment in the reconciliation of segment operating earnings to total income (loss) before income taxes. Please revise or advise accordingly.

8.   For the corporate related items (i.e. parent company expenses) reflected as an adjustment in the reconciliation, please expand the disclosure to specify that these are "unallocated" costs/expenses that have not been allocated to the reportable segments as well as the accounting policies for these centrally incurred costs. Refer to the guidance in paragraph 31(b) of SFAS No. 131.

Note 19. Insurance Proceeds, page 48

9.   We note that since you received a net settlement payment from your insurance
        company relating to damage from a hurricane, a gain was recognized in the fiscal
        year ended March 31, 2006. Please tell us to what extent any losses were
        recognized as a result of the damage sustained in the hurricane and the period of
        recognition. Include the estimates of your losses and amounts of insurance
        coverage, including deductibles in your response. If you did not recognize a loss
        immediately, please tell us why you were not required to do so. We may have
        further comments after reviewing your response.

Form 10-Q for the fiscal quarter ended June 30, 2006

Condensed Consolidated Statements of Operations, page 2

10.   Consistent with the presentation in your annual consolidated financial statements,
        please provide each of the separate components of revenues and separate cost of
        sales for manufacturing/distribution and retail, respectively, as materially
        necessary under the requirements in Regulation S-X.   Please refer to the guidance
        in Rule 5-03(b) and Item 10-01(a)(3) of Regulation S-X and revise accordingly.

Condensed Consolidated Statements of Cash Flows, page 3

11.   Reference is made to your operating cash flows where you solely provide the total
        amount of net cash provided by (used) in operating activities.   In accordance
        with the guidance in paragraph 28 of SFAS 95 and Item 10-01(a)(4) of Regulation
        S-X, please provide the detailed reconciliation of net income (loss) to net cash
        provided by (used) in operating activities in the condensed consolidated
        statements of cash flows.   In this regard, it appears that the materiality guidelines
        in Regulation S-X do require an expanded reconciliation.   Please revise and
        advise accordingly.

                                        ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief